UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Re: Functional Brands Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 28, 2025
File No. 333-284180

Dear Eric Gripentrog:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1

Selling Stockholders, page 89

1. We note that you have now included the above-entitled section in the Public Offering Prospectus; however, this is inconsistent with the Explanatory Note at the start of the registration statement which indicates that the Public Offering Prospectus will be used for the public offering only and not the resale of shares contemplated in the alternative pages. Please explain why you have included this section in the Public Offering Prospectus or remove the section from page 89.

Report of Independent Registered Public Accounting Firm, page F-30

2. Please tell us why this report is not dated to address the retroactive restatement of your financial statements for the reverse stock split effective January 22, 2025. Refer to AS 3110.05 and 3110.07.

General

3. Please revise the alternative cover page for the Resale Prospectus to clarify whether the resale offer can proceed if the primary offering does not close, either because the Nasdaq listing is not obtained or otherwise. If the resale offering is contingent on the closing of the primary offering, please state that the resale offering may not commence until the primary offering closes, if true. If the resale offering may be conducted concurrently with the primary offering, please revise your disclosure in the Explanatory Note and on the cover pages of both prospectuses to make this clear, and include risk factor disclosure regarding the implications of the offerings running concurrently, including, but not limited to, the effect of the resale offering on the price and demand for primary offering shares.

Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Linsky